UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51251

LIFEPOINT HEALTH, INC.

(Exact name of registrant as specified in its charter)

330 Seven Springs Way
Brentwood, Tennessee 37027
(615) 920-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, LifePoint Health, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

(1)   The Preferred Stock Purchase Rights (the “Rights”) expired on September 21, 2015 pursuant to the terms of the Amended and Restated Rights Agreement, dated as of February 25, 2009, as amended on September 21, 2015, by and between LifePoint Health, Inc. (the “Company”) and American Stock Transfer & Trust Company, LLC, as rights agent. The Company initially filed a Form 10-A to register the Rights on November 5, 2012, which was amended on September 21, 2015.

Date:	October 26, 2015	LIFEPOINT HEALTH, INC.

		By:	/s/ Paul Gilbert
Name: Paul Gilbert
Title: Executive Vice President and Chief Legal Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.